As filed with the Securities and Exchange Commission on October 24, 2023

Securities Act Registration No. 333-263060

Investment Company Act Registration No. 811-23783 |

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]

[ ]	Pre-Effective Amendment No._

[x]	Post-Effective Amendment No. 3

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]

[x]	Amendment No. 4

(Check appropriate box or boxes.)

OPPORTUNISTIC CREDIT INTERVAL FUND

 (Exact Name of Registrant as Specified in Charter)

650 Madison Avenue, 23rd Floor

New York, NY 10022

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 891-2880

The Corporation Trust Company

Corporation Trust Center, 1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser Thompson Hine LLP 41 South High Street, 17th Floor Columbus, OH 43215 (614) 469-3265	Edward Goldthorpe Opportunistic Credit Interval Fund 650 Madison Avenue, 23rd Floor New York, NY 10022 (212) 891-2880

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[  ] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[  ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[  ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[  ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[  ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[  ] immediately upon filing pursuant to paragraph (b)

[  ] on (date) pursuant to paragraph (b)

[  ] 60 days after filing pursuant to paragraph (a)

[  ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[  ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[  ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[x] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

[x] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[  ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[x] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[  ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[  ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[  ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[  ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[  ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

 OPPORTUNISTIC CREDIT INTERVAL FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

2.	Exhibits

(g)(1)	Investment Advisory Agreement (filed herewith)

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of October 2023.

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Chief Executive Officer (Principal Executive Officer), President, Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 24th day of October 2023.

Name	Title	Date
/s/ Alexander Duka*	Trustee	October 24, 2023
/s/ Edward Goldthorpe	Chief Executive Officer (Principal Executive Officer), President & Trustee	October 24, 2023
/s/ George Grunebaum*	Trustee	October 24, 2023
/s/ Robert Warshauer*	Trustee	October 24, 2023
/s/ Jason Roos	Chief Financial Officer (Principal Financial Officer)	October 24, 2023
/s/ Brandon Satoren	Chief Accounting Officer (Principal Accounting Officer), Treasurer and Secretary	October 24, 2023

*By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Attorney-in-Fact – Pursuant to Powers of Attorney

EXHIBIT INDEX

Description	Exhibit Number
Investment Advisory Agreement	(g)(1)